EXHIBIT 27(d)(4)

                                  FORM OF RIDER












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                         GUARANTEED DEATH BENEFIT RIDER

This rider is part of the policy to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the policy.

POLICY NUMBER:                      [3000000]

INSURED:                            [John M. Doe]

RIDER DATE:                         [January 10, 2002]

RIDER EXPIRY DATE:                  [January 10, 2022]

MONTHLY GUARANTEE PREMIUM:          [$500.00]

INITIAL MONTHLY RIDER CHARGE:       $10.00

MONTHLY RIDER RATE:                 [$.00001]


                                     GENERAL

RIDER DESCRIPTION
This rider prevents the policy from lapsing due to failure of the policy's Cash Surrender Value to cover the required monthly deduction, subject to the terms below. There is a Total Cumulative Premium Test which must be met in order to maintain coverage under this rider. There is a monthly charge for rider coverage, and such charge is assessed as a deduction from the Policy Value as part of the monthly deduction for the policy.

GUARANTEED DEATH BENEFIT
While this rider is in effect and Death Benefit Option 1 is in effect, on any Monthly Calculation Day that this policy would otherwise lapse due to failure of the policy's Cash Surrender Value to cover the required monthly deduction, the policy will nonetheless continue in force during that Policy Month. The monthly deduction will continue to be deducted from the Policy Value.

CONDITIONS
On every Monthly Calculation Day that this rider is in effect, we will test this policy to determine whether sufficient premiums have been paid to continue this rider in effect. This rider remains in effect for that Policy Month if, on that Monthly Calculation Day, the following test is satisfied:

     TOTAL CUMULATIVE PREMIUM TEST - The total premium paid by you, less any Debt, and less the sum of all partial surrender amounts, at least equals the cumulative sum of all Monthly Guarantee Premiums applicable for each Policy Month since the Rider Date.

The initial Monthly Guarantee Premium applicable on the Rider Date is shown above, and may change for later months due to subsequent policy changes such as a change in Face Amount or the addition, change or termination of a rider.

RIDER GRACE PERIOD
If the Total Cumulative Premium Test is not satisfied on any Monthly Calculation Day, a rider grace period of 31 days will be allowed for the payment of an amount at least equal to three times the Monthly Guarantee Premium. The rider will continue in effect during such rider grace period. If such premium amount is not received by Us by the end of the rider grace period, this rider will terminate as of the end of that rider grace period.




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MONTHLY RIDER CHARGE
While this rider is in effect a Monthly Rider Charge will be included as part of the policy's monthly deduction. The Monthly Rider Charge equals the Monthly Rider Rate shown above multiplied by the sum of the Basic Policy's Face Amount and the Individual Term Rider's Total Rider Insurance Amount, if attached.

TERMINATION
This rider will terminate on the first of any of the following events to occur:

1.   the Rider Expiry Date;

2. Our receipt of Your Written Request to cancel this rider, which shall be effective as of the next Monthly Calculation Day;

3.   termination of the policy;

4. a change from Death Benefit Option 1 to Death Benefit Option 2 under the Basic Policy;

5.   failure to meet the Total Cumulative Premium Test above.



                         PHL Variable Insurance Company

                             /s/ Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer



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